MANDATE OF THE BOARD OF DIRECTORS
OF
ANORMED INC.

This Mandate of the Board of Directors (the “Board”) of AnorMED Inc. (the “Company”) outlines the responsibilities of the Company’s Board, and identifies the personal and professional conduct expected of its directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board to oversee the direction and management of the Company in accordance with the Company’s Articles and bylaws, the Canada Business Corporations Act (the “CBCA”), and the applicable requirements of such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the rules and regulations of the United States Securities and Exchange Commission, and the rules and regulations of the Canadian provincial securities regulatory authorities, in all cases as may be modified or supplemented (such securities exchange requirements and U.S. and Canadian securities regulatory authorities rules and regulations collectively referred to herein as the “Rules”), while adhering to the highest ethical standards.  Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

Strategic Planning & Budgets

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Meet at least annually to review the Company’s strategic business plan proposed by management, which takes into account, among other things, the opportunities and risks of the Company’s business, and includes a statement of the Company’s vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

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Review the Company’s corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

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In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company’s vision, mission and values.

Review of Corporate Performance

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Review the Company’s performance against strategic plans, corporate objectives, financial plans and budgets.

Chair of the Board

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Appoint a Chair of the Board and review annually the Position Description for the Chair.

Lead Director

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If the Chair of the Board is not independent under the Rules, consider, if determined appropriate, appointing a Lead Director and, if applicable, prepare and review annually the Position Description for the Lead Director.

Executive Officers

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Approve the hiring of executive officers.

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Evaluate the integrity of the Chief Executive Officer and other executive officers, and direct the Chief Executive Officer and other executive officers to promote a culture of integrity throughout the Company.

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Establish, and review annually, the Position Description for the Chief Executive Officer, and the job descriptions for the executive officers, as deemed necessary.

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Evaluate executive officers’ performance and replace executive officers where necessary.

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Consider succession planning and the appointment, training and monitoring of executive officers, including any recommendations from the Corporate Governance and Nominating Committee.

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Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

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Review major Company organizational and staffing issues.

Corporate Disclosure

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Review annually the Company’s Corporate Disclosure Policy and evaluate Company compliance with the policy.

Systems Integrity

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Confirm with the Audit and Risk Committee that it has reviewed and discussed the adequacy of the Company’s internal financial reporting controls and management information systems.

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Review, adopt and confirm distribution to appropriate personnel of the Company’s Code of Business Conduct and Ethics and other governing policies, as applicable. Review and evaluate, as deemed necessary, whether the Company and its executive officers conduct themselves in an ethical manner and in compliance with the applicable Rules, audit and accounting principles and the Company’s own governing policies.

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Provide for free and full access by the Board to management regarding all matters of compliance and performance.

Material Transactions

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Review and approve any material transactions outside of the corporate budget.

General Communications with Analysts, Investors, etc.

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Establish and review annually a communications policy which governs how the Company interacts with analysts, investors, other key stakeholders and the public.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors and Independence

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Ensure that the majority of directors are independent pursuant to the Rules.

Annual Disclosure of Director Independence

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Publicly disclose in the Company’s annual proxy statement, information circular or other regulatory filing conclusions as to the independence of the directors as required by the Rules.

Board Assessment

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Review and discuss the Corporate Governance and Nominating Committee’s periodic assessment of the performance of the Board, including Board committees.

Outside Advisors for Directors

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Ensure that the Board and each committee of the Board are permitted to engage outside advisors at the Company’s expense as they deem appropriate.

Director Succession

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Ensure, as deemed appropriate, that there is a succession plan for directors.

Compensation of Non-Employee Directors

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Annually review and approve the compensation to be paid to independent directors as recommended by the Compensation Committee.

Review of Board Materials, Attendance at Meetings, etc.

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Advise Board members to review available Board meeting materials in advance, attend an appropriate number of Board meetings and committee meetings, as applicable, and devote the necessary time and attention to effectively carry out the Board’s responsibilities.

Perform other Functions Prescribed by the Articles and Bylaws, the CBCA and the Rules

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Perform such other functions as prescribed by the Company’s Articles and bylaws, the CBCA and the Rules.

Audit and Risk Committee

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Delegate general responsibility to the Audit and Risk Committee those matters outlined in the Charter of the Audit and Risk Committee, which may include, among other things:

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overseeing and evaluating the performance, and assessing the qualifications, of the Company’s independent auditors and recommending to the Board the nomination and if applicable, the replacement of, and compensation to be paid to, the independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

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subject to the appointment of the independent auditors by the Company’s shareholders, determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform all proposed audit, review or attest services;

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determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform any proposed permissible non-audit services;

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reviewing the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to the Board whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board;

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reviewing and discussing with management, the Board and the independent auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management and any certain and specific risks to the Company, and ensuring the implementation of appropriate systems to manage such risks, and the Audit and Risk Committee shall have the authority to delegate such responsibilities to another committee of the Board;

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conferring with the independent auditors and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

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establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters, and reviewing such procedures annually;

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reviewing and discussing with the independent auditors and management any legal matters, tax assessments, and any other matters which raise material issues regarding the Company’s financial statements or accounting policies and the manner in which these matters have been disclosed in the Company’s public filings;

all as more specifically set out in the Charter of the Audit and Risk Committee.

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Appoint Board members to fill any vacancy in the Audit and Risk Committee.

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Ensure that all members of the Audit and Risk Committee are:

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independent under the Rules; and

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financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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Promote that, whenever possible, the Audit and Risk Committee have one member who is an audit committee financial expert as is currently defined under the Rules.

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Review annually the Charter of the Audit and Risk Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Compensation Committee

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Delegate general responsibility to the Compensation Committee those matters outlined in the Charter of the Compensation Committee, which may include, among other things:

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reviewing and recommending to the Board the salary, bonus, equity compensation and any other compensation and terms of employment of the Company’s Chief Executive Officer, with consideration given to the corporate goals and objectives of the Company relevant thereto;

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reviewing and recommending to the Board the salary levels, bonus plans and structures and payments thereunder and other forms of compensation policies, plans and programs for other executive officers of the Company;

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reviewing and recommending to the Board the Company’s overall compensation plans and structure, including without limitation incentive-compensation and equity-based plans;

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reviewing and recommending to the Board the compensation to the paid to independent Board members, including any retainer, Committee and Committee chair fees and/or equity compensation;

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acting as administrator of the AnorMED 2006 Incentive Stock Option Plan (and other equity-based plans established from time to time) with full power and authority to, among other things, select participants, approve grants and awards and delegate administrative duties to officers of the Company, as deemed appropriate;

all as more specifically set out in the Charter of the Compensation Committee.

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Appoint Board members to fill any vacancy in the Compensation Committee.

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Ensure that all members of the Compensation Committee are independent under the Rules.

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Review annually the Charter of the Compensation Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Corporate Governance and Nominating Committee

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Delegate general responsibility to the Corporate Governance and Nominating Committee those matters outlined in the Charter of the Corporate Governance and Nominating Committee, which may include, among other things:

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establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

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reviewing and assessing the performance of the Board, including Board committees, seeking input from management, the Board and others;

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providing continuing education opportunities for Board members;

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developing and periodically reviewing a set of corporate governance principles for the Company;

all as more specifically set out in the Charter of the Corporate Governance and Nominating Committee.

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Appoint Board members to fill any vacancy in the Corporate Governance and Nominating Committee.

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Ensure that all members of the Corporate Governance and Nominating Committee are independent under the Rules.

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Review annually the Charter of the Corporate Governance and Nominating Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Scientific Committee

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Delegate general responsibility to the Scientific Committee those matters outlined in the Charter of the Scientific Committee, which may include, among other things:

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making recommendations and providing strategic advice to the Board regarding current and planned research programs;

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coordinating, as appropriate, with the Chief Scientific Officer the organization of appropriate external advisory boards to provide input into the Company’s research and development strategies;

all as more specifically set out in the Charter of the Scientific Committee.

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Appoint Board members to fill any vacancy in the Scientific Committee.

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Review annually the Charter of the Scientific Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Amendments to this Mandate of the Board of Directors

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Annually review this Mandate and propose amendments to be ratified by the Board.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board nominees:

Leadership and Experience

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Nominees must demonstrate exceptional leadership traits and a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

Contribution

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Nominees must demonstrate their capacity to contribute the requisite skills, resources and time necessary to effectively fulfil their duties as a Board member.

Conduct and Accountability

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Nominees must demonstrate the highest ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as Board members.

Judgement

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Nominees must demonstrate a capacity to provide sound advice on a broad range of industry and community issues.

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Nominees must have or develop a broad knowledge base of the Company’s industry in order to understand the basis from which corporate strategies are developed and business plans produced.

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Nominees must be able to provide a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

Teamwork

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Nominees must demonstrate that they will put Board and Company performance ahead of individual achievements.

Communication

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Nominees must demonstrate a willingness to listen as well as to communicate their opinions openly and in a respectful manner.